UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Explanatory Note:

The Registrant is filing this report on Form 6-K to disclose the entry into three separate investment agreements.

Hunan Weitou Investment Agreement

On April 4, 2022, AnPac Bio-Medical Science (Shanghai) Co., Ltd., a subsidiary of the Registrant, entered into an Investment Agreement with Hunan Weitou Technology Co., Ltd. (“Hunan Weitou”).

Under the terms of the agreement, Hunan Weitou will invest an aggregate of $15 million in the Registrant in five installments of $3 million each 6 months over the next 30 months. The English translation of the agreement is attached hereto as Exhibit 10.1.

Shanghai Stonedrop Investment Agreement

On April 2, 2022, the Registrant entered into an Investment Agreement with Shanghai Stonedrop Investment Management Center (Limited Partnership) (“Shanghai Stonedrop”).

Under the terms of the agreement, Shanghai Stonedrop will invest an aggregate of $15 million in the Registrant in five installments of $3 million each over the next 30 months. The English translation of the agreement is attached hereto as Exhibit 10.2.

Chris Chang Yu Investment Agreement

On April 7, 2022, the Registrant entered into an Investment Agreement with Dr. Chris Chang Yu, the co-founder of the Registrant.

Under the terms of the agreement, Dr. Chris Chang Yu will invest an aggregate of $10 million in the Registrant. Dr. Yu will invest $3 million on September 15, 2022, $3 million on August 15, 2023, and $4 million on December 15, 2023. The agreement is attached hereto as Exhibit 10.3.

This agreement has been approved by the Board of Directors (the “Board”) and the Audit Committee of the Board.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	English translation of Investment Agreement by and between Hunan Weitou Technology Ltd. and AnPac Bio-Medical Science (Shanghai) Co., Ltd.
Exhibit 10.2	English translation of Investment Agreement by and between Shanghai Stonedrop Investment Management Center (Limited Partnership) and AnPac Bio-Medical Science Co., Ltd.
Exhibit 10.3	Investment Agreement by and between Chris Chang Yu and AnPac Bio-Medical Science Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: April 21, 2022	By:	/s/ Dr. Aidong Chen
	Name:	Dr. Aidong Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer